

UNITED OVERSEAS BANK

03 JUL -2 AM 7:21

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 Fax (65) 65342334
www.uobgroup.com

Our ref: ANN2002'03/UOB2003/UOB-A15-SubNotes/atl

23 June 2003

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA


03024275

SUPPL

PROPOSED OFFERING OF SUBORDINATED NOTES

Dear Sir

We enclose a copy of our Announcement dated 23 June 2003 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc



UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)

SINGAPORE 23 June, 2003 – United Overseas Bank Limited announces that it has received in principle approval from the relevant Singapore regulatory authorities for the issue and listing and quotation of a proposed offering of subordinated notes ("Notes") to institutional and sophisticated investors. The Notes are expected to be listed and quoted on the SGX-ST. In principle approval from the SGX-ST for the listing and quotation of the Notes is not to be taken as an indication of the merits of the Notes. An application has also been made for the listing and quotation of the Notes on the Luxembourg Stock Exchange.

This announcement does not constitute a solicitation of an offer to buy or an offer for sale of securities either in the United States or elsewhere. Any securities that may be offered have not been, and will not be, registered under the United States Securities Act of 1933, and may not be offered or sold in the United States unless they are registered or exempt from registration. Any such offer in the United States may be made only by means of a prospectus that will contain detailed information about the company and its management as well as financial statements. This announcement is not being, and should not be, distributed in or sent into the United States.

Vivien Chan
Company Secretary